Exhibit 5.1

March 28, 2008

By EDGAR

MEMSIC, Inc.

One Tech Drive, Suite 325

Andover, Massachusetts 01810

Re:	MEMSIC, Inc. 2000 Omnibus Option Plan
MEMSIC, Inc. 2007 Stock Incentive Plan

Ladies and Gentlemen:

We have acted as counsel for MEMSIC, Inc., a Delaware corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), of a Registration Statement on Form S-8 (the “Registration Statement”) relating to the offering of up to 4,703,468 shares of the Company’s Common Stock, par value $0.00001 per share (the “Shares”), consisting of 1,677,043 Shares (the “2000 Plan Shares”) issuable pursuant to the MEMSIC, Inc. 2000 Onmibus Option Plan (the “2000 Plan”) and 3,026,425 Shares (the “2007 Plan Shares”) issuable pursuant to the MEMSIC, Inc. 2007 Stock Incentive Plan (the “2007 Plan” and together with the 2000 Plan, the “Plans”).

In arriving at the opinions expressed below, we have examined and relied on the following documents: (a) the Registration Statement; (b) the Plans; (c) the Certificate of Incorporation and Bylaws of the Company, each as amended to date; and (d) the records of meetings and consents of the Board of Directors and stockholders of the Company provided to us by the Company. In addition, we have examined and relied on the originals or copies certified or otherwise identified to our satisfaction of all such records, documents and instruments of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinion below, we assume that the purchase price of the Shares, or the value of other consideration received by the Company for the Shares, will be greater than or equal to the par value per share of the Shares.

Based upon the foregoing, we are of the opinion that:

1.	The 2000 Plan Shares, when issued and delivered upon the exercise of options granted pursuant to the 2000 Plan against the receipt of the purchase price or other consideration therefor, as specified by the terms of each such option, will be legally and validly issued, fully paid and nonassessable.

2.	The 2007 Plan Shares, when issued and delivered upon the exercise of options or pursuant to other awards granted pursuant to the 2007 Plan and against the receipt of the purchase price or other consideration therefor, if any, as specified by the terms of each such option or award will be legally and validly issued, fully paid and nonassessable.

We express no opinion as to the laws of any state or jurisdiction other than the General Corporation Law of the State of Delaware (including applicable provisions of the Delaware Constitution and reported judicial decisions interpreting such Law and such Constitution) and the federal laws of the United States of America.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act and to the reference to our firm under the caption, “Interests of Named Experts and Counsel.” In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Commission.

FOLEY HOAG LLP

By:	/s/ Robert W. Sweet
a Partner